Exhibit 99.1

Date: April 05, 2021	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
    New York Stock Exchange

Subject: WESTERN COPPER AND GOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 29, 2021
Record Date for Voting (if applicable) :	April 29, 2021
Beneficial Ownership Determination Date :	April 29, 2021
Meeting Date :	June 17, 2021
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	95805V108	CA95805V1085

Sincerely,

Computershare
Agent for WESTERN COPPER AND GOLD CORPORATION